AZZAD FUNDS

AMENDED AND RESTATED EXPENSES AGREEMENT

Pursuant to an investment advisory agreement on behalf of the Azzad Wise Capital Fund (the “Fund”), a series of the Azzad Funds (the “Trust”), Azzad Asset Management, Inc. (the “Adviser”) acts as investment adviser for the Fund. In addition to the terms of that agreement, the Trust and the Adviser hereby agree as follows:

1.

Effective November 1, 2015 until December 1, 2018, the Adviser hereby agrees to waive all or a portion of its management fees and/or reimburse the Fund for the operating expenses it incurs during that period, but only to the extent necessary to maintain total annual operating expenses at 1.29% of the average daily net assets of the Fund for that period. “Total annual operating expenses,” for purposes of this Agreement, shall exclude brokerage costs; borrowing costs, including without limitation dividends on securities sold short; taxes; indirect expenses, such as expenses incurred by other investment companies in which the Fund invests; and litigation and other extraordinary expenses.

2.

The Trust hereby agrees that any operating expenses of the Fund reimbursed or waived by the Adviser pursuant to this Agreement shall be repaid to the Adviser by the Fund in the first, second, or third fiscal years after the year in which such reimbursement or waiver occurs, if the total annual operating expenses of the Fund, after giving effect to the repayment, does not exceed 1.29% of the average daily net assets (or any lower expense limitation or limitations to which the parties may otherwise agree) of the Fund.

3.

The Adviser and the Trust agree that this Agreement may be extended upon notice from the Adviser and the acceptance of the Trust.

Azzad Asset Management, Inc.

By:  /s/Bashar Qasem

        Bashar Qasem, President

Azzad Funds

By:  /s/Syed Raheemullah

      Syed Raheemullah, Trustee